February 17, 2017

VIA EDGAR

Mr. Brian Cascio

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	II-VI Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2016
Filed August 26, 2016
Form 8-K Filed January 24, 2017
File No. 000-16195

Dear Mr. Cascio:

In response to the February 6, 2017 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raising various comments and requests for supplemental information regarding the above-referenced filings, II-VI Incorporated (“we,” “our” or the “Company”) respectfully submits its responses. All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter.  The Staff’s comments are in bold and our responses and supplemental information are in regular type.

Form 10-K for the Fiscal Year Ended June 30, 2016

General

Customers, page 15

1.

On page 15, you identify Huawei Technologies Co., Ltd. and Samsung as representative customers of your Laser Solutions segment, and Huawei as a representative customer of your Photonics segment. We are aware of publicly available information indicating that Huawei operates in Sudan and Syria, and that Samsung operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company respectfully advises the Staff that its management has no known past, current, or anticipated contacts with Syria or Sudan, whether through subsidiaries or other direct or indirect arrangements. To the Company’s knowledge, it does not provide, directly or indirectly, any products, technology, or services to Syria or Sudan, and has not had any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

2.

Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As noted in the Company’s response to Comment #1 above, the Company has no known past, current, or anticipated contacts with Syria or Sudan. Accordingly, the Company has no quantitative amounts or qualitative factors to provide and has no reason to believe there is any related material investment risk for its security holders. Additionally, the Company does not anticipate any associated investor divestment or similar initiatives that would have a material impact on its reputation or share value.

3.

We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business with Huawei.

Response:

The Company respectfully advises the Staff that the Company maintains policies and procedures designed to prevent the unauthorized sale, export, or re-export of its products and the diversion of those products in violation of applicable export control laws and regulations by all customers, including Huawei, and, to the best of the Company’s knowledge, its business with Huawei is in full accordance with all applicable laws. The Company is aware of news articles reporting the Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the Commerce Department is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. The Company continues to monitor its business with Huawei to ensure continued compliance with the law. The Company is not aware of any concerns from investors, customers, or suppliers regarding its business with Huawei and, accordingly, the Company has not seen nor does it anticipate any material adverse impact on its reputation or other effects upon our business.

Form 8-K Filed January 24, 2017

Exhibit 99-1

4.

We note that you exclude amounts related to new IR&D technology platform investment from your non-GAAP measures Adjusted EBITDA, Adjusted Operating Income, Adjusted Earnings and Adjusted EPS and that these amounts relate to the acceleration of your new technology platform to increase its capability to produce new optoelectronic devices. Please explain to us the nature of this IR&D Investment and how these costs differ from your other research and development costs. Please also tell us how you considered the guidance provided in questions 100.01 and 100.03 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which are available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

The Company respectfully advises the Staff that it regularly has ongoing IR&D investments in its normal course of business, but fiscal year 2017 is the first year in which the Company has embarked on a deep and compressed IR&D investment in a single year. In particular, the Company is investing in a scalable high-volume manufacturing platform for optoelectronic materials and devices (the “Optoelectronic Device Platform”), following two meaningful acquisitions in the segment, and is projecting to spend approximately $35 million - $40 million of incremental IR&D on the accelerated development of this platform, increasing its R&D investment from the fiscal year 2016 total of $60 million to a projected amount of $95-100 million in fiscal year 2017. These incremental expenses differ from the Company’s other recurring research and development costs incurred in the normal course of business due to the more significant level of the IR&D investment and the concentrated period in which these costs are being incurred.  This projected increase of almost 60% in a single year is unprecedented for the Company without a proportional increase in revenues in the relevant segment. In addition, as we reflected in our guidance given for the beginning of fiscal year 2017, we signaled that the increase in our IR&D investment could result in our quarterly EPS being below the prior year on higher revenue.  Thus, we decided to disclose the facts and reasons why to our investors. We have received many inquiries from investors on the nature of this spending and why it is concentrated in a single year, and we believe our presentation of the incremental IR&D investment has been helpful to them.

The Company considered the guidance provided in questions 100.01 and 100.03 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and concluded that the IR&D investments being made to develop and realize a new Optoelectronic Device Platform do not represent normal recurring cash operating expenses necessary to operate the Company’s business this year. Any ongoing expenses to support this platform past this one year are expected to be considerably lower than $35 million - $45 million, are expected to be accompanied by the commencement of revenue, and will be included in ongoing operating expenses.

Should you require additional information or have follow-up questions regarding these responses, please contact me at (724) 352-5281.

Sincerely,

/s/ Mary Jane Raymond

Mary Jane Raymond

Chief Financial Officer and Treasurer

cc:	Vincent D. Mattera, Jr., II-VI Incorporated President and Chief Executive Officer
Joseph J. Corasanti, II-VI Incorporated Audit Committee Chair
D. Mark McMillan, K&L Gates LLP
Kevin E. Pickels, EY LLP